Exhibit 21.1

Subsidiaries of the Registrant

Set forth below is a list of subsidiaries of Fusemachines Inc. (the “Registrant”) Other than as set forth below, all of the subsidiaries listed below are wholly-owned subsidiaries of the Registrant and are owned directly by the Registrant.

Subsidiary	Jurisdiction of Formation	Percentage of Ownership
Fusemachines USA Inc.	Delaware	100%
Fusemachines Nepal, Inc.	Delaware	100%
Fusemachines Nepal Private Ltd.	Nepal

Fusemachines Nepal, Inc., the Registrant’s wholly-owned subsidiary, owns 158,965 Ordinary Shares. Business Oxygen Private Limited, a third party, owns 39,750 Ordinary Shares and 1,110,250 Preference Shares.

Fusemachines Canada, Inc.	Ontario, Canada	100%
Fusemachines India, Inc.	Delaware	100%
Fusemachine Inc. Dominican Republic	Dominican Republic (local branch)	100%